UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number 001-39809

MEDIROM HEALTHCARE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

2-3-1 Daiba, Minato-ku

Tokyo 135-0091, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Changes in Registrant’s Certifying Accountant

Termination of Services of Independent Registered Public Accounting Firm

On December 24, 2024, MEDIROM Healthcare Technologies Inc. (the “Company”) dismissed TAAD LLP, the Company’s independent registered public accounting firm, effective immediately. This termination of TAAD LLP’s service was approved by the Board of Directors of the Company (the “Board”) on December 24, 2024.

During the two fiscal years ended December 31, 2022 and 2023 and the subsequent interim period from January 1, 2024 through December 24, 2024, (i) there were no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) between the Company and TAAD LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of TAAD LLP, would have caused TAAD LLP to make reference to the subject matter of such disagreement in connection with its report on the Company’s consolidated financial statements for the applicable period, and (ii) there were no “reportable events” (as described in Item 16F(a)(1)(v) of Form 20-F), except as described below and previously disclosed in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023.

During the audit of the Company’s financial statements as of and for the year ended December 31, 2023, TAAD LLP identified certain material weaknesses in the Company’s internal controls, which involved (i) insufficiency of effective processes to ensure that all journal entries were properly reviewed and approved prior to posting to the general ledger; (ii) insufficient management review controls over key financial information including lack of evidence of review and approval of financial information; and (iii) internal controls not being updated in a timely manner due to rapid changes in the Company’s new business operations and environment. These material weaknesses are described in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, which the Company filed on June 18, 2024, with the Securities and Exchange Commission. As of the date hereof, the Company has taken steps to remediate these material weaknesses. TAAD LLP provided written communication concerning this reportable event to the Company and the matter was discussed among TAAD LLP, the Company’s management and the Board. TAAD LLP has been authorized by the Company to respond fully to inquiries of GuzmanGray, the successor accountant, concerning this reportable event.

In addition, TAAD LLP’s audit reports on our financial statements as of and for the years ended December 31, 2022 and 2023 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that the audit reports included an explanatory paragraph that described factors that raised substantial doubt about the Company’s ability to continue as a going concern.

The Company has furnished a copy of the disclosure in this Current Report on Form 6-K (this “Report”) to TAAD LLP, and has requested that TAAD LLP furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether such firm agrees with the above statements or, if not, stating the respects in which it does not agree. A copy of the letter is being furnished as Exhibit 16.1 to this Report.

Appointment of New Independent Registered Public Accounting Firm

GuzmanGray was appointed as the Company’s independent registered public accounting firm, effective as of December 25, 2024, with the approval of the Board on December 24, 2024, to audit the Company’s consolidated financial statements as of and for the fiscal year ending December 31, 2024.

During the two fiscal years ended December 31, 2022 and 2023 and the subsequent interim period from January 1, 2024 through December 24, 2024, the Company has not consulted with GuzmanGray on any matters regarding the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on the Company’s financial statements, or any other matter that was the subject of a “disagreement” (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) or a “reportable event” (as defined in Item 16F(a)(1)(v) of Form 20-F).

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter of TAAD LLP, dated December 27, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIROM Healthcare Technologies Inc.
Date: December 27, 2024
	By:	/s/ Fumitoshi Fujiwara
Name: Fumitoshi Fujiwara
Title: Chief Financial Officer